

March 6, 2024

VIA E-mail

Jane Trust
Franklin Templeton
280 Park Avenue
New York, New York 10017

> Re: Franklin Lexington Private Markets Fund (the "Fund")
> File Nos. 811-23930; 333-276789

Dear Ms. Trust:

We have reviewed the registration statement on Form N-2 filed January 31, 2024, with the Commission on behalf of the Fund (the "Registration Statement") with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. In addition to the Fund's application to allow it to pay advisory fees with Fund shares and your recent application concerning joint transactions, please let us know if the Fund has submitted or intends to submit any other exemptive applications or a no-action request in connection with the Registration Statement. Please inform us of the anticipated timing of your applications and requests for relief.

3. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, we may have additional comments.

4. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to

issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

5. The Registration Statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely.

Prospectus

<u>Cover</u>

6. In the second paragraph, the disclosure states "The Fund has the flexibility to invest in Private Assets across asset types, including…buyout, growth, venture, credit, mezzanine, infrastructure, energy and other real assets." Please explain to us why buyout and growth are considered asset types instead of investment strategies. Please also disclose what the Fund considers to be "other real assets" (*i.e.*, what does the phrase "real assets" mean?).

7. In the penultimate line of the fourth paragraph, the disclosure refers to "Private Markets Debt Investments". This term has not been defined. Please include a definition or provide an appropriate cross-reference.

8. In the last paragraph on the first page of the Cover, the disclosure states "Simultaneous with the commencement of the Fund's operations", the Predecessor Fund "is expected to reorganize into the Fund." Regarding the Reorganization:

   a. Please disclose how the Predecessor Fund's shares will be valued for purposes of the Reorganization. Will there be any dilution for shareholders who purchase shares in the initial offering (and who are not holders of shares of the Predecessor Fund)? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

   b. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of the Fund.

   c. Please tell us when the Predecessor Fund was formed and how long it has been operating. If the Predecessor Fund was recently formed, please tell us how and from whom it acquired its assets (*e.g.*, for cash, from parties not affiliated with the Fund or its advisers).

   d. With respect to the assets being transferred, please tell us whether the Predecessor Fund, its adviser, or any respective affiliate, received any special payments or fees associated with the asset prior to its transfer to the Fund (*e.g.*, structuring or origination fees). If such payments or fees were made, please tell us their nature and amounts and discuss any impacts such fees may have on the other economic or deal terms of the investment.

e. Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

f. Please explain to us whether the Predecessor Fund meets the definition of a "fund" as defined in Rule 6-11(a)(2). If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included. If the Predecessor Fund does not meet the definition of a "fund', please discuss with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article 12 of Regulation S-X and presents the fair value of investments according to FASB ASC 820.

g. Please note, to the extent that you intend to present the prior performance of the Predecessor Fund within the Registration Statement, we will have further comments.

9. At the end of the last paragraph on the first page of the Cover, please provide us your basis for asserting that "The Predecessor Fund maintains an investment objective, strategies and investment policies, guidelines and restrictions that are, *in all material respects*, *equivalent* to those of the Fund [emphasis added]." In your response, please consider that the Predecessor Fund is advised by Lexington and is invested in private assets, and that the Fund will include a Liquid Assets sleeve advised by FAV. Will the Fund have the same portfolio managers as the Predecessor Fund? Will there be any portfolio managers at the Fund that are not also portfolio managers at the Predecessor Fund (*e.g.*, portfolio managers employed by Franklin)?

10. On page ii, in footnote (1) to the table, the disclosure states "The Fund may, in its sole discretion, accept investments below [the minimums described in the footnote]." Please explain to us the circumstances under which the Fund may reduce these stated minimum investments. The disclosure also states "Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000." Please confirm that each investor's initial investment in the Fund is at least $25,000.

11. On page ii, in the fourth bullet, the disclosure states "Shares…may not be transferred or resold except as permitted under the Fund's agreement and declaration of trust." Please define "Fund's agreement and declaration of trust" here. Please also provide a cross-reference to the section *Transfer Restrictions* on page 100.

12. On page ii, in the final bullet, the disclosure states the Fund's distributions may consist of return of capital. Accordingly, please include the following bullet:

   - A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder's original investment.

13. The final bullet also states that the Fund may pay distributions from offering proceeds. Please confirm the Board has approved the use of offering proceeds for this purpose.

14. On the Cover, please specify the Fund's principal strategies that are speculative (*e.g.*, use of leverage, high yield debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. *See* Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Summary of Offering Terms (page 1)

   Investment Objective and Strategy (page 3)

15. The disclosure in this section describes what the Fund invests in, but does not disclose the Fund's strategy in determining what to buy, sell, or hold. Please include disclosure describing how the Fund makes investment decisions and constructs its portfolio as a whole. For example, in the second paragraph on page 18, the disclosure states "The Fund's investment strategy is based, in part, upon the premise that certain potential investments may be available for purchase by the Fund at "undervalued" prices. If this is a focus of the Fund's strategy, please disclose so here.

16. On page 3, the disclosure indicates the Fund may invest in "venture" as an asset type. Please disclose how the Fund defines venture. Please also disclose the types of venture companies the Fund will invest in, directly or indirectly, including the companies' stages of development, and associated risks.

   Similarly, please elaborate in the disclosure on the types of companies or specific areas of energy, infrastructure and real assets the Fund will invest in as a principal strategy.

17. On page 3, please revise the definitions of Secondary Funds and Primary Funds to provide a clear, plain English description of these investments, highlighting their differences. In particular, please revise to avoid use of the terms "secondary market" and "primary market", respectively, which are currently used to define each investment type, as these definitions are circular.

18. On page 4, please disclose the credit quality of the Fund's Private Markets Debt Investments. In doing so, please disclose that debt rated below investment grade is otherwise known as "junk".

19. Please confirm the calculation of the Fund's 80% test will not include capital commitments that have not yet been called by an underlying fund.

20. In the penultimate paragraph on page 5, the disclosure states "The Fund may make investments directly or indirectly through one or more wholly-owned subsidiaries…." Regarding the Fund's use of Subsidiaries:

    a. Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

    b. Confirm in correspondence that each Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

    c. Confirm any Subsidiary's management fee (including any performance fee), if any, will be included in the line item "Management Fee" and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

    d. Confirm to us the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

    Principal Risk Factors (page 6)

21. On page 6, in the second paragraph, the disclosure includes the phrase "…which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund." Please delete this phrase as it implies the Fund's principal risk disclosure is materially incomplete.

22. On page 9, the disclosure in the last two sentences in *Competition for Access to Private Equity Investment Opportunities*, states that Lexington and FAV may revise their "investment allocation policies and procedures…at any time without notice to, or consent from, the shareholders." Please explain to us what "investment allocation policies and procedures" are, as they are referred to here.

23. On page 10, in the second paragraph in *The Fund is subject to the risks of its Portfolio Funds*, the disclosure states "Lexington will review and perform due diligence on the valuation procedures used by each Portfolio Fund Manager and monitor the returns provided by the Portfolio Funds." Please disclose what such due diligence will entail.

24. On page 18, the disclosure in *The Fund's performance will depend on Lexington, FAV and key personnel*, references the "Incentive Fee." This term has not been introduced yet. Please define it here or provide a cross-reference.

Share Classes; Minimum Investments (page 24)

25. On pages 24-25, the disclosure in this section states "the minimum initial investment in the Fund by any investor is $[25,000] with respect to Class S Shares and Class D Shares, and $[1,000,000] with respect to Class I Shares." Further disclosure throughout this section indicates circumstances when these minimums may be reduced. Please note that the staff maintains that registered closed-end funds that invest more than 15% of their net assets in private equity entities that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act, should impose a minimum initial investment requirement of at least $25,000, *and* restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

The Reorganization (page 26)

26. The disclosure in the penultimate sentence in this section states "Following the Inception Date, the Board expects to authorize the commencement of a cash tender offer…." Please provide us more information about the inital tender offer, including the purpose of the tender offer, as well as the timing of the tender offer. In this regard, please provide us a timeline of when the tender offer will commence and end in relation to the Reorganization and the Fund's public offering. Please also inform us of the expected size of this tender offer and the source of proceeds that will be used to pay for tendered shares.

Purchasing Shares (page 27)

27. In the last sentence of the third paragraph of this section, the disclosure states "An investor who misses the acceptance date will have the effectiveness of his, her or its investment in the Fund delayed until the following month." Please respond to the following questions regarding this disclosure. We may have more comments after reviewing your response.

    a. Please explain to us whether or not investors always submit purchase orders and funds through an intermediary. If not, tell us to whom purchase orders and funds are submitted.

    b. Please explain to us whether or not investors are notified after submitting their purchase order that the order will be rolled into the next month. If so, tell us who notifies the investor that the order will be rolled, when they are notified and whether the notification tells them how to revoke their purchase order so that it is not rolled into the next month and have their funds returned.

    c. If the Fund retains the purchase order until the next month, please tell us (i) what happens to an investor's funds submitted with the purchase order, including who owns these funds and has custody of these funds and (ii) whether or not the funds are held in an interest-bearing account and if so, who is entitled to the accrued interest.

Incentive Fee (page 32)

28. Following the narrative discussion of the Incentive Fee, or at an appropriate place within the Registration Statement, please consider providing a graphical representation of how the Incentive Fee operates. Please accompany the graphic with examples that show how the Incentive Fee would be calculated under several different scenarios.

Summary of Fees and Expenses (page 37)

29. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

30. In the fee table, please insert a line item for Dividend Reinvestment and Cash Purchase Plan Fees or explain why the line item has not been provided. Please refer to Item 3 of Form N-2.

Investment Objective and Strategy (page 41)

Investment Strategies (page 43)

31. The disclosure in the first paragraph states that the Fund pursues its investment objective through investments "that represent a broad spectrum of types of private equity and other private asset opportunities (*e.g.*, including but not limited to, buyout, growth, venture, credit, mezzanine, infrastructure, energy and other real assets)." Please elaborate on these types and areas of investment in this section, as appropriate, to disclose what the Fund invests in to achieve its objective and the factors it considers when making investment decisions. Please also disclose the risks associated with these investments.

32. On page 43, in the last sentence in, the disclosure refers to exposure on a "risk-adjusted basis". Please disclose in plain English the meaning of "risk-adjusted". The disclosure also states that the Fund "is expected to provide investors with an opportunity to gain private investment fund exposure…while benefiting from earlier and more frequent cash distributions than a fund that primarily invests in Primary Funds." Please explain the basis for this statement.

33. On pages 43-44, the disclosure in the section *Secondary Funds* is repetitive, convoluted and difficult to follow. It also uses complex, technical terms throughout and the relevance of this disclosure to the Fund is unclear. Please revise this section with clear and understandable disclosure, avoiding the use of technical terms. Please also clarify the disclosure as to whether it relates to Lexington's experience with secondaries, the secondary market in general, or the Fund's investment strategy.

34. Also in *Secondary Funds*, on page 43, in the penultimate bullet, *Excess Commitments*, the disclosure states "The pace of commitments to private investment funds over the past several years may cause some institutional investors to consider the sale of all or a portion of their private investment fund portfolios as a means to reallocate capital."

Please clearly explain in the disclosure what this means and how it presents an opportunity to the Fund. Please also disclose any related risks. Please make similar changes to the bullets *Relative Return Expectations* and *Lower Distribution Activity* with respect to disclosure of similar concepts.

35. On page 45, in *Co-Investments*, the disclosure refers solely to Lexington and its activities. Are these activities on behalf of the Fund? Please clarify.

Lexington Platform (page 47)

36. On page 47, regarding the disclosure that Franklin Templeton may "terminate the employment of any or all of the current personnel of Lexington Partners," please disclose any potential implications this may have on the operations of the Fund.

Risks (page 49)

37. On page 75, in *Risks Related to Hedging and Derivative Transactions*, the disclosure states "The Fund may invest in certain securities, such as swaps, derivatives, hedges or foreign currency forward contracts...." The disclosure in this section describes the tax risks of these investments, but not the risks associated with the investments themselves. Please disclose the Fund's use of derivatives as an investment strategy and the risks associated with these investments.

38. On page 76, in *There are risks related to the Incentive Fee*, the disclosure indicates the Incentive Fee may be paid on net profits that may include interest that has been accrued but not yet received in cash, such as debt with PIK interest and preferred stock with PIK dividends. Please inform us of the extent of the Fund's investment in PIK securities. We may have further comments.

Investment Management Arrangements (page 87)

39. On page 87, the disclosure states "A discussion regarding the basis for the approval by the Board of the Investment Management Agreement will be available in the Fund's shareholder report for the period ending [•]." Please specify either the Annual or Semi-annual Report. *See*, Form N-2, Item 9.b.(4).

Potential Conflicts of Interest (page 79)

40. On page 79, please disclose the Manager's conflict of receiving an asset-based fee while determining the fair valuation of the Fund's investments (the disclosure on page 90 in *Net Asset Valuation* states "The Board has designated the Manager to perform [the Fund's] fair value determinations…" in accordance with its procedures and Rule 2a-5). If the Manager will have a role in determining the Fund's use of leverage, please also disclose here, or where appropriate, the Manager's conflict in this role while receiving an asset-based Management Fee.

Repurchase of Shares (page 101)

41. On page 101, the disclosure in the last sentence of the third paragraph states "The Fund may cause the repurchase of a Shareholder's Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund." Please tell us the circumstances under which this might occur and how such repurchase would be consistent with section 23(c) of the Investment Company Act. We may have further comments.

42. On page 102, the disclosure in the last sentence of the first full paragraph states "As such, the Repurchase Date for each repurchase offer *should* occur within 65 calendar days after the Expiration Date of such offer [emphasis added]." Please replace "should" in this sentence with "will".

43. On page 102, in the penultimate paragraph, please delete or revise the first sentence beginning "Following the commencement of an offer to repurchase Shares…." The Fund may terminate the offer only upon the occurrence of conditions specified at the outset of the offer that are objectively verifiable and outside the control of the Fund or its agents or affiliates.

44. In the last paragraph on page 102, please delete all the disclosure beginning with "If, based upon…" through "by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable,…." Alternatively, please explain to us how this disclosure complies with the disclosure in the first sentence of this paragraph stating that the portion of the amount due to tendering Shareholders that the Fund may hold back, "will not exceed 5% of the total amount due to such Shareholders". If compliant with this requirement, and this disclosure remains, please disclose plainly that the Fund will hold back no more than 5% of the amount due Shareholders. Further, in the last line of the paragraph (if this disclosure remains), please replace the phrase "as promptly as practicable" with "within two business days."

45. On page 103, the disclosure in the second paragraph beginning "However, the Fund is permitted to allocate to Shareholders…" through to the end of the paragraph, does not appear consistent with Rule 13e-4(f)(8) under the Securities Exchange Act of 1934. Please review the rule's requirements and revise accordingly. Further, the disclosure in this paragraph does not comport with earlier disclosure stating that shares will be purchased at NAV.

Certain Provisions in Declaration of Trust (page 108)

46. On page 109, the first paragraph in *Derivative Actions, Direct Actions and Exclusive Jurisdiction*, the disclosure states that The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if 1) Shareholders holding at least 10% of the shares of the Fund, or Series or class to which the action relates, join in the request, 2) the Shareholder making the request undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the

demand in the event that the Trustees determine not to bring the action, and 3) the Shareholder's action involves a violation of Shareholders' rights to vote or certain rights to distributions or books and records under the Delaware Statutory Trust Act. Please revise each of these provisions in The Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws. Please make correlating changes to the disclosure here.

47. In the third paragraph in *Derivative Actions, Direct Actions and Exclusive Jurisdiction*, the disclosure indicates that the Declaration of Trust requires exclusive jurisdiction of Delaware for shareholder claims. Please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also make correlating changes to the disclosure here.

Statement of Additional Information

48. On page 3, *Fundamental Polices*, in the second full paragraph on page 3, the disclosure states that the Fund's concentration policy will permit investment without limit in municipal securities, securities of foreign governments and issuers domiciled in a single jurisdiction or country. Please note the following and revise as needed:

   a. Regarding municipal securities, please qualify the disclosure to note that municipal securities issued to finance a particular project are considered for purposes of concentration to be in the industry of that project.

   b. Please clarify in the disclosure that investments in the sovereign debt of any single country are considered investments in a single industry for concentration purposes.

   c. Issuers domiciled in a single jurisdiction or country are subject to Fund's policy on concentration – these investments are not "without limit."

49. Much of the risk disclosure presented in the SAI appears to be relevant to a number of the Fund's principal investments. Please review the registration statement and determine if the risk disclosure included in the SAI should also be included as risk disclosure in the Prospectus and/or the Summary.

Exhibits

50. Please include the Fund's governing documents as Exhibits to the registration statement. We may have further comments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.Should you have any questions regarding this letter, please contact me at (202) 551-6779 or Rossottok@sec.gov.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: Rajib Chanda, Esq., David W. Blass, Esq., Ryan P. Brizek, Esq., Debra Sutter, Esq., Simpson Thacher & Bartlett LLP
   Jay Williamson, Branch Chief
   Christina Fettig, Staff Accountant